UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

FiscalNote Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

337655 104

(CUSIP Number)

Manoj Jain

8/F Printing House

6 Duddell Street

Hong Kong

+852 3468 6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 337655 104

1.	Names of Reporting Persons. Duddell Street Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 4,325,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,325,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,325,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6%(1)
14.	Type of Reporting Person (See Instructions) OO
(1)	Percentage is calculated based on 121,449,403 shares of Common Stock (as defined below) deemed issued and outstanding immediately following the consummation of the Business Combination (as defined below) on July 29, 2022, as reported on the Issuer’s Current Report on Form 8-K, filed on August 2, 2022 and assumes the exercise of the Private Placement Warrants (as defined below), but shares of Common Stock underlying options, warrants and convertible securities held by other stock holders are excluded for purposes of this calculation.

CUSIP No. 337655 104

1.	Names of Reporting Persons. Maso Capital Partners Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 38,731,588
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 38,731,588
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,731,588 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.9%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Maso Capital Partners Limited (“MCPL”) is the investment manager for Maso Capital Investments Limited (“MCIL”), Blackwell Partners LLC – Series A (“BW”) and Star V Partners LLC (“SV”). Thus, MCPL is the beneficial owner of (i) 5,380,241 Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) of FiscalNote Holdings, Inc. (the “Issuer”) held by MCIL; (ii) 23,877,020 Class A Common Stock held by BW; and (iii) 9,474,327 Class A Common Stock held by SV.

(2)	Percentage is calculated based on 121,449,403 shares of Common Stock deemed issued and outstanding immediately following the consummation of the Business Combination on July 29, 2022, as reported on the Issuer’s Current Report on Form 8-K, filed on August 2, 2022 and assumes the exercise of the Private Placement Warrants, but shares of Common Stock underlying options, warrants and convertible securities held by other stock holders are excluded for purposes of this calculation.

CUSIP No. 337655 104

1.	Names of Reporting Persons. Maso Capital Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 5,380,241
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,380,241
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,380,241(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 2,776,855 shares of Common Stock (as defined below) and 1,656,700 Private Placement Warrants (as defined below) owned of record by Duddell Street Holdings Ltd, for which Maso Capital Investments Limited is deemed to have beneficial ownership.

(2)	Percentage is calculated based on 121,449,403 shares of Common Stock deemed issued and outstanding immediately following the consummation of the Business Combination on July 29, 2022, as reported on the Issuer’s Current Report on Form 8-K, filed on August 2, 2022 and assumes the exercise of the Private Placement Warrants, but shares of Common Stock underlying options, warrants and convertible securities held by other stock holders are excluded for purposes of this calculation.

CUSIP No. 337655 104

1.	Names of Reporting Persons. Blackwell Partners LLC – Series A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 23,877,020
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 23,877,020
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,877,020(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.7%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 15,656,249 shares of Common Stock and 5,231,400 Private Placement Warrants owned of record by Duddell Street Holdings Ltd, for which Blackwell Partners LLC – Series A is deemed to have beneficial ownership.

(2)	Percentage is calculated based on 121,449,403 shares of Common Stock deemed issued and outstanding immediately following the consummation of the Business Combination on July 29, 2022, as reported on the Issuer’s Current Report on Form 8-K, filed on August 2, 2022 and assumes the exercise of the Private Placement Warrants, but shares of Common Stock underlying options, warrants and convertible securities held by other stock holders are excluded for purposes of this calculation.

CUSIP No. 337655 104

1.	Names of Reporting Persons. Star V Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 9,474,327
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,474,327
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,474,327(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.8%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 6,155,627 shares of Common Stock and 2,111,900 Private Placement Warrants owned of record by Duddell Street Holdings Ltd, for which Star V Partners LLC is deemed to have beneficial ownership.

(2)	Percentage is calculated based on 121,449,403 shares of Common Stock deemed issued and outstanding immediately following the consummation of the Business Combination on July 29, 2022, as reported on the Issuer’s Current Report on Form 8-K, filed on August 2, 2022 and assumes the exercise of the Private Placement Warrants, but shares of Common Stock underlying options, warrants and convertible securities held by other stock holders are excluded for purposes of this calculation.

CUSIP No. 337655 104

1.	Names of Reporting Persons. Manoj Jain
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom
	7.	Sole Voting Power 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	8.	Shared Voting Power 43,106,587 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power
43,106,587(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,106,587(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.0%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 2,776,855 shares of Common Stock, and 1,656,700 Private Placement Warrants owned of record by Maso Capital Investments Limited; (ii) 15,656,249 shares of Common Stock, and 5,231,400 Private Placement Warrants owned of record by Blackwell Partners LLC – Series A; (iii) 6,155,627 shares of Common Stock, and 2,111,900 Private Placement Warrants owned of record by Star V Partners LLC; (iv) 4,325,000 shares of Common Stock owned of record by Duddell Street Holdings Limited, for which Manoj Jain may be deemed to have beneficial ownership; and (v) 50,000 shares of Marc Holtzman and Bradford Allen, DSAC's (as defined below) independent directors prior to the Business Combination.

(2)	Percentage is calculated based on 121,449,403 shares of Common Stock deemed issued and outstanding immediately following the consummation of the Business Combination on July 29, 2022, as reported on the Issuer’s Current Report on Form 8-K, filed on August 2, 2022 and assumes the exercise of the Private Placement Warrants, but shares of Common Stock underlying options, warrants and convertible securities held by other stock holders are excluded for purposes of this calculation.

CUSIP No. 337655 104

1.	Names of Reporting Persons. Sohit Khurana
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

	7.	Sole Voting Power 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	8.	Shared Voting Power 43,106,587 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power
43,106,587(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,106,587(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.0%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 2,776,855 shares of Common Stock, and 1,656,700 Private Placement Warrants owned of record by Maso Capital Investments Limited; (ii) 15,656,249 shares of Common Stock, and 5,231,400 Private Placement Warrants owned of record by Blackwell Partners LLC – Series A; (iii) 6,155,627 shares of Common Stock, and 2,111,900 Private Placement Warrants owned of record by Star V Partners LLC; (iv) 4,325,000 shares of Common Stock owned of record by Duddell Street Holdings Limited, for which Sohit Khurana may be deemed to have beneficial ownership; and (v) 50,000 shares of Marc Holtzman and Bradford Allen, DSAC's independent directors prior to the Business Combination.

(2)	Percentage is calculated based on 121,449,403 shares of Common Stock deemed issued and outstanding immediately following the consummation of the Business Combination on July 29, 2022, as reported on the Issuer’s Current Report on Form 8-K, filed on August 2, 2022 and assumes the exercise of the Private Placement Warrants, but shares of Common Stock underlying options, warrants and convertible securities held by other stock holders are excluded for purposes of this calculation.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the beneficial ownership interests of the Reporting Persons (as defined below) in the Class A common stock, par value $0.0001 per share (the “Common Stock”), of FiscalNote Holdings, Inc. (formerly known as Duddell Street Acquisition Corp.), a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 1201 Pennsylvania Avenue NW, 6th Floor, Washington, D.C. 20004.

Item 2. Identity and Background

This Schedule 13D is being filed jointly by the following entities and individuals (each, a “Reporting Person,” and collectively, the “Reporting Persons”):

Name	State or Other Place of Organization	Principal Business	Address of Principal Office

Duddell Street Holdings Limited	Cayman Islands	Investing in the Issuer	8/F Printing House, 6 Duddell Street, Hong Kong

Maso Capital Partners Limited (“MCPL”)	Hong Kong	Investment management and advisory services	8/F Printing House, 6 Duddell Street, Hong Kong

Maso Capital Investments Limited (“MCIL”)	Cayman Islands	Investing in Securities	c/o Walkers Corporate Limited 190 Elgin Avenue George Town Grand Cayman KY1-9001 Cayman Islands

Blackwell Partners LLC – Series A (“BW”)	Delaware	Investing in Securities	280 South Mangum Street, Suite 210, Durham, North Carolina 27701-3675, USA

Star V Partners LLC (“SV”)	Tennessee	Investing in Securities	2100 West End Avenue, Suite 1000, Nashville, TN 37203, USA

Manoj Jain	(1)	(1)	(1)

Sohit Khurana	(1)	(1)	(1)

(1)	Please see Schedule I below for details on Reporting Persons who are individuals.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The joint filing agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit A.

MCPL is the investment manager of each of MCIL, BW and SV. Manoj Jain and Sohit Khurana are the directors of MCPL.

Maso Capital Offshore Limited (“MCOL”) is the sole manager and member of Duddell Street Holdings Limited, a Cayman Islands limited liability company (“Sponsor”). Manoj Jain, Sohit Khurana and Allan Finnerty are directors of MCOL. MCOL has not joined this Schedule 13D because they are eligible for Schedule 13G reporting under Exchange Act Rule 13d-1(d).

(a), (b), (c) and (f): The names, addresses and principal occupations and citizenship of the individual Reporting Persons and officers and directors of MCPL are set forth in Schedule I hereto.

(d)  During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth or incorporated in Item 4 is incorporated by reference in its entirety into this Item 3.

The Issuer was formed as a special purpose acquisition company, as “Duddell Street Acquisition Corp.” On August 31, 2020, the Issuer issued 5,031,250 Class B ordinary shares (the “Founder Shares”) to Sponsor in consideration for Sponsor paying certain offering and formation costs on behalf of the Issuer with a value of $25,000. Separately, The Sponsor transferred 350,000 of its Founder Shares to its three independent directors of the Issuer at that time. On May 24, 2021, Mr. Coker, one of the independent directors that had received the Founder Shares, resigned and as a result forfeited all of his 300,000 Founder Shares that the Sponsor had previously transferred to him and assigned and transferred such founder shares to the Sponsor for no consideration in connection with his resignation.

Concurrently with the closing of the initial public offering of the Issuer, the Issuer completed the private placement of 5,500,000 private placement warrants to Sponsor at a purchase price of $1.00 per private placement warrant pursuant to a private placement warrants purchase agreement (the “Private Placement Warrants Purchase Agreement”), generating gross proceeds to the Issuer of $5,500,000. On October 18, 2021, the Issuer and the Sponsor entered into a warrants purchase agreement whereby the Sponsor agreed to purchase an aggregate of 1,500,000 Private Placement Warrants for aggregate proceeds to the Issuer of $1,500,000, with each warrant having substantially the same terms as the Private Placement Warrants issued concurrent with the Issuer’s initial public offering. Therefore the aggregate private placement warrants purchased by Sponsor were 7,000,000 (the “Private Placement Warrants”) for gross proceeds to the Issuer of $7,000,000. Each Private Placement Warrant was exercisable to purchase one share of the Issuer’s Class A ordinary shares (as defined below) at a price of $11.50 per share.

On November 7, 2021, the Issuer entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among the Issuer, Grassroots Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and FiscalNote Holdings, Inc., a Delaware corporation (“FiscalNote”). The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of the Company, Merger Sub and FiscalNote. On July 29, 2022 (the “Closing Date”), pursuant to the Business Combination Agreement, the Issuer consummated the business combination following the approval at a special meeting of the stockholders of the Issuer held on July 27, 2022. On July 29, 2022, the Issuer changed its name from “Duddell Street Acquisition Corp.” to “FiscalNote Holdings, Inc.”

On November 7, 2021, the Issuer entered into a backstop agreement with certain affiliates of the Sponsor, including MCIL, BW and

SV (collectively, the “Backstop Parties”)(such agreement, as amended by the First Amendment to the Backstop Agreement, dated May 9, 2022, the “Backstop Agreement”) in connection with the signing of the Business Combination Agreement, pursuant to which certain affiliates of the Backstop Parties have agreed, subject to the other terms and conditions included therein, to subscribe for New DSAC Class A common stock (as defined below) at the Closing in order to fund redemptions by shareholders of DSAC in connection with the Business Combination (as defined below), in an amount of up to $175,000,000. Accordingly, the Business Combination may be consummated and the amount of funds in the Trust Account will remain unchanged due to commitment of the Sponsor and its affiliates under the Backstop Agreement even though the number of public shares and public shareholders are reduced as a result of redemptions by public shareholders. As of the Closing Date, the Backstop Parties had acquired 11,408,314 shares of the Issuer’s Common Stock pursuant to the Backstop Agreement.

Pursuant to the Business Combination Agreement, Duddell Street Acquisition Corp. (“DSAC” and, after the Domestication as described below, “New DSAC”) acquired all of the outstanding equity interests of FiscalNote Holdings, Inc. (prior to the consummation of the Business Combination, “Old FiscalNote”), other than dissenting shares, in exchange for the Common Stocks, plus per share earnout consideration subject to certain triggering events. Old FiscalNote stockholders received consideration in the form of Common Stock and/or Class B common stock, par value $0.0001 per share, of New FiscalNote (“New FiscalNote Class B common stock”), as determined in accordance with the Business Combination Agreement. On July 28, 2022, as contemplated by the Business Combination Agreement and described in the section titled “The Domestication Proposal” beginning on page 158 of the final prospectus and definitive proxy statement, dated July 5, 2022 and filed with the Securities and Exchange Commission (the “SEC”), DSAC filed a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and filed a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of Delaware, pursuant to which DSAC was domesticated and continued as a Delaware corporation, under the name of “FiscalNote Holdings, Inc.” (the “Domestication”). As a result of, and upon the effective time of the Domestication, among other things, each of the issued and outstanding Class A ordinary shares, par value $0.0001 per share, and each of the issued and outstanding Class B ordinary shares, par value $0.0001 per share, of DSAC converted into one share of Class A common stock, par value $0.0001 per share, of New DSAC (“New DSAC Class A common stock”). Following the Domestication and immediately prior to the consummation of the Business Combination, the holders of outstanding DSAC Class A ordinary shares that did not elect to redeem their shares received a distribution of approximately 0.57 shares of Common Stock (the “Bonus Shares”) for each share of New DSAC Class A common stock received in the Domestication. Certain affiliates of the Sponsor also received Bonus Shares for each share of New DSAC Class A common stock for which they subscribed pursuant to the Backstop Agreement. The issuances of the Bonus Shares triggered adjustments to the previously outstanding DSAC warrants pursuant to the warrant agreement, dated October 28, 2020, between DSAC and Continental Stock Transfer & Trust Company, as warrant agent. Each previously outstanding DSAC warrant (including DSAC warrants held by the Sponsor and its affiliates) adjusted to 1.571 DSAC warrants in proportion to the 10,000,000 share increase in the outstanding shares of Common Stock as a result of the issuances of the Bonus Shares, and the exercise price of each DSAC warrant was adjusted to $7.32 per share.

Concurrently with the execution of the Business Combination Agreement, DSAC, the Sponsor, Old FiscalNote and certain other persons party thereto entered into a sponsor letter agreement (the “Sponsor Agreement”), pursuant to which the Sponsor has agreed to, among other things, (i) not to redeem any ordinary shares in DSAC owned by it in connection with the Business Combination and (ii) vote in favor of the Business Combination Agreement and the transactions contemplated thereby (including the Business Combination), in each case, on the terms and subject to the conditions set forth in the Sponsor Agreement.

On July 29, 2022, as contemplated by the Business Combination Agreement and described in the section titled “The Business Combination Proposal” beginning on page 120 of the Proxy Statement/Prospectus, New DSAC consummated the merger transaction contemplated by the Business Combination Agreement (the “Closing”), whereby Merger Sub merged with and into Old FiscalNote, the separate corporate existence of Merger Sub ceasing and Old FiscalNote being the surviving corporation and a wholly owned subsidiary of New DSAC (the “Merger” and, together with the Domestication, the “Business Combination”). In connection with the consummation of the Business Combination, New DSAC changed its name to “FiscalNote Holdings, Inc.” “New FiscalNote”). The shares of New DSAC Class A common stock and New DSAC warrants described above became Common Stock and New FiscalNote warrants, respectively, upon consummation of the Merger.

Except where otherwise specified above, the source of funds required for the purchases described herein were from general funds available to the applicable Reporting Persons.

The information set forth in this Item 3 and the foregoing descriptions of the Private Placement Warrants Purchase Agreement, Backstop Agreement, First Amendment to Backstop Agreement and Sponsor Agreement are qualified in their entirety by reference to the documents themselves, which are filed as Exhibit 99.2, Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5, respectively, to this Schedule 13D and are incorporated by reference herein.

Item 4. Purpose of Transaction

The information set forth or incorporated in Item 3 is incorporated by reference in its entirety into this Item 4.

Each Reporting Person acquired the shares of Common Stock beneficially owned by it for investment purposes and to facilitate the formation of a strategic relationship between itself, its affiliates and a complementary operating company.

Amended and Restated Registration Rights Agreement

In connection with the Closing, the Issuer entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”) among the Issuer, the Sponsor, and certain Issuer stockholders. Pursuant to the Registration Rights Agreement, the Issuer will, among other matters, be required to register for resale securities held by the stockholders party thereto. In addition, the holders have certain customary “piggyback” registration rights with respect to registrations initiated by the Issuer. The Issuer will bear the expenses incurred in connection with the filing of any registration statements pursuant to the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, which is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

Transfer Restrictions

Pursuant to the Sponsor Agreement, each of the Sponsor, MCIL, BW and SV (“Restricted Persons”) agreed that, except with the prior written consent of the Issuer, it will not (i) during the period from the Closing Date and ending on the date that is 180 days following after the Closing Date (the “Initial Lock-Up Period”), transfer any of the equity interests of the Issuer beneficially owned by such Restricted Person immediately after the time at which the Merger becomes effective (“Effective Time”)(collectively, the “Restricted Securities”), and (ii) during the period from the date that is 180 days following after the Closing Date and ending on the first anniversary of the Closing Date (the “Subsequent Lock-Up Period” and together with the Initial Lock-Up Period, the “Lock-Up Period”), transfer more than 50% of any of the equity interests of the Issuer beneficially owned by such Person immediately after the Effective Time.

In addition, pursuant to the Sponsor Agreement, the Sponsor agreed that, except with the prior written consent of the Issuer, the Sponsor will not (i) sell an aggregate amount of shares of Common Stock during any twelve (12)-week period in excess of the aggregate amount of the daily trading volume of the Common Stock for all trading days occurring during the trailing one (1)-month period; or (ii) from and after such time as no Issuer Class B Common Stock remains outstanding, in a single transaction or series of transactions, transfer (by operation of law or otherwise), directly or indirectly, more than one percent (1%) of the then outstanding shares of Common Stock to any one purchaser (or group of associated or affiliated purchasers or purchasers otherwise acting in concert), except for any transfer to any permitted transferees.

General

Although no Reporting Person currently has any specific plan or proposal to acquire or dispose of shares of Common Stock or any securities exercisable for or convertible into shares of Common Stock, other than as described herein, each Reporting Person, consistent with its investment and/or business purposes and with the Amended and Restated Registration Rights Agreement, at any time and from time to time may directly or indirectly acquire additional shares of Common Stock or its associated rights or securities exercisable for or convertible into Common Stock or dispose of any or all of its shares of Common Stock or its associated rights or securities exercisable for or convertible into Common Stock depending upon an ongoing evaluation of its investment in such securities, business relationship with the Issuer, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

Each Reporting Person, solely in its capacity as stockholder or other securityholder of the Issuer, may engage in communications with one or more other stockholders or other securityholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in its capacity as a stockholder or other securityholder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The information set forth in this Item 4 and the foregoing descriptions of the Amended and Restated Registration Rights Agreement

and the Sponsor Agreement are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibit 99.6 and Exhibit 99.5, respectively, to this Schedule 13D and are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a), (b) The following disclosure assumes that there were 121,449,403 shares of Common Stock issued and outstanding as of the Closing Date, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2022.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Exchange Act, the Reporting Persons may be deemed to beneficially own up to an aggregate of 43,106,587 shares of Common Stock, representing approximately 30.0% of the shares of Common Stock outstanding as of the Closing Date. This number includes (i) 2,776,855 shares of Common Stock (as defined below), and 1,656,700 Private Placement Warrants (as defined below) owned of record by Maso Capital Investments Limited, (ii) 15,656,249 shares of Common Stock, and 5,231,400 Private Placement Warrants owned of record by Blackwell Partners LLC – Series A, (iii) 6,155,627 shares of Common Stock, and 2,111,900 Private Placement Warrants owned of record by Star V Partners LLC, (iv) 4,325,000 shares of Common Stock owned of record by Duddell Street Holdings Limited and (v) 50,000 shares of Marc Holtzman and Bradford Allen, DSAC's independent directors prior to the Business Combination. The Private Placement Warrants will become exercisable on 30 days after the Closing Date.

Each of the directors and officers of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock that the Reporting Persons may be deemed to beneficially own.

(c) Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transactions in Common Stock during the past 60 days, except as disclosed herein.

(d) No one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated by reference in its entirety into this Item 6. Other than the matters disclosed in this Schedule 13D, none of the Reporting Persons is party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

99.1.	Joint Filing Agreement by and among the Reporting Persons.

99.2.	Form of Private Placement Warrants Purchase Agreement, by and between DSAC and Sponsor (incorporated herein by reference from Exhibit 10.4 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on October 1, 2020).

99.3.	Backstop Agreement, dated as of November 7, 2021, by and among Duddell Street Acquisition Corp. and certain funds affiliated with the Sponsor (incorporated by reference to Exhibit 10.9 of the Proxy Statement/Prospectus).

99.4.	First Amendment to Backstop Agreement, dated as of May 9, 2022, by and among Duddell Street Acquisition Corp. and certain funds affiliated with the Sponsor (incorporated by reference to Exhibit 10.22 of the Proxy Statement/Prospectus).

99.5.	Sponsor Agreement, dated as of November 7, 2021, by and among Duddell Street Holdings Limited, FiscalNote Holdings, Inc., Duddell Street Acquisition Corp. and certain of its shareholders (incorporated by reference to Exhibit 10.1 of DSAC’s Current Report on Form 8-K filed with the SEC on November 8, 2021).

99.6.	Amended and Restated Registration Rights Agreement, dated as of July 29, 2022, by and among the Issuer, Sponsor and the other Holders signatory thereto (incorporated herein by reference from Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 2, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2022

DUDDELL STREET HOLDINGS LIMITED

By:	/s/ Manoj Jain
Name: Manoj Jain
Title: Authorized Signatory

MASO CAPITAL PARTNERS LIMITED

By:	/s/ Manoj Jain
Name: Manoj Jain
Title: Director

MASO CAPITAL INVESTMENTS LIMITED

By:	/s/ Manoj Jain
Name: Manoj Jain
Title: Authorized Signatory

BLACKWELL PARTNERS LLC – SERIES A

By:	/s/ Manoj Jain
Name: Manoj Jain
Title: Authorized Signatory

STAR V PARTNERS LLC

By:	/s/ Manoj Jain
Name: Manoj Jain
Title: Authorized Signatory

MANOJ JAIN

By:	/s/ Manoj Jain

SOHIT KHURANA

By:	/s/ Sohit Khurana

SCHEDULE I

Executive Officers and Directors of Maso Capital Partners Limited

The name and principal occupation of each director and executive officer of Maso Capital Partners Limited are set forth below. The business address for each person listed below is 8/F Printing House, 6 Duddell Street, Hong Kong.

Name	Present Principal Occupation or Employment	Citizenship	Beneficial Ownership of Common Stock)

Manoj Jain	Co-Chief Investment Officer and Co-Founder of MCPL	United Kingdom	43,106,587 (1)

Sohit Khurana	Co-Chief Investment Officer and Co-Founder of MCPL	United Kingdom	43,106,587 (1)

Allan Finnerty	Chief Operating Officer and Co-Founder of MCPL	Ireland	None

(1)  Includes (i) 2,776,855 shares of Common Stock, and 1,656,700 Private Placement Warrants owned of record by Maso Capital Investments Limited, (ii) 15,656,249 shares of Common Stock, and 5,231,400 Private Placement Warrants owned of record by Blackwell Partners LLC – Series A, (iii) 6,155,627 shares of Common Stock, and 2,111,900 Private Placement Warrants owned of record by Star V Partners LLC, (iv) 4,325,000 shares of Common Stock owned of record by Duddell Street Holdings Limited, for which Manoj Jain and Sohit Khurana may be deemed to have beneficial ownership, and (v) 50,000 shares of Marc Holtzman and Bradford Allen, DSAC's independent directors prior to the Business Combination. MCPL is the investment manager of MCIL, BW and SV. MCPL is beneficially owned and controlled by Mr. Jain and Mr. Khurana, each of whom disclaims beneficial ownership of these Common Stocks.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any of the Common Stocks of the Issuer beneficially owned by the Reporting Persons.

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of FiscalNote Holdings, Inc., and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: August 8, 2022

DUDDELL STREET HOLDINGS LIMITED

By:	/s/ Manoj Jain
Name: Manoj Jain
Title: Authorized Signatory

MASO CAPITAL PARTNERS LIMITED

By:	/s/ Manoj Jain
Name: Manoj Jain
Title: Director

MASO CAPITAL INVESTMENTS LIMITED

By:	/s/ Manoj Jain
Name: Manoj Jain
Title: Authorized Signatory

BLACKWELL PARTNERS LLC – SERIES A

By:	/s/ Manoj Jain
Name: Manoj Jain
Title: Authorized Signatory

STAR V PARTNERS LLC

By:	/s/ Manoj Jain
Name: Manoj Jain
Title: Authorized Signatory

MANOJ JAIN

By:	/s/ Manoj Jain

SOHIT KHURANA

By:	/s/ Sohit Khurana